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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November  2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	Interim Financial Statements dated September 30, 2006
2	Form 51-102F1 Management Discussion and Analysis dated September 30, 2006
3	CEO and CFO Certifcates

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

September 30, 2006

NOTICE TO READER

These unaudited consolidated financial statements for the third financial quarter ended September 30, 2006 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of a new accounting policy described as in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2005.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	September 30, 2006	December 31, 2005

Assets

Current
Cash and cash equivalents	$ 23,376,581	$ 3,541,708
Receivables	40,528	30,298
Note receivable (note 4)	-	-
Marketable securities	211,662	-
Prepaid expenses	212,557	1,340

	23,841,328	3,573,346

Equipment (note 5)	65,829	4,462
Exploration properties (note 7)	3,786,843	222,834

	$ 27,694,000	$ 3,800,642

Liabilities And Shareholders' Equity

Current
Accounts payable and accrued liabilities (note 11)	$ 935,304	$ 461,395

Amounts due to shareholders	6,272	6,272

	941,576	467,667

Shareholders' Equity
Share capital (note 8)
Authorized
Unlimited common shares without par value	-	-

Issued
45,784,337 (2005 – 22,417,457) common shares	37,207,495	8,746,104
Warrant exercise proceeds received (note 8)	19,000	-
Contributed surplus (note 8)	6,044,660	909,000
Deficit	(16,518,731)	(6,322,129)

	26,752,424	3,332,975

	$ 27,694,000	$ 3,800,642

Going concern (note 2)

On behalf of the board of directors:

“Doug Turnbull”		“James Stewart”
Doug Turnbull	Director	James Stewart	Director

                                   The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005

Exploration expenses (note 7)	$1,730,908	$75,121	$4,400,740	$77,230

Administrative expenses
Amortization	5,879	-	11,386	-
Consulting fees (note 11)	183,676	21,496	537,152	37,744
Salaries	35,494	-	35,494	-
Investor relations	289,890	-	527,876	-
Property evaluation and due diligence	-	-	10,000	-
Listing, filing and transfer fees	329	7,332	57,035	16,996
Office and miscellaneous	32,654	3,229	112,920	5,497
Professional fees (note 11)	32,295	57,130	184,340	57,271
Exploration property write-off	-	-	37,001	-
Rent (note 11)	10,536	2,814	46,287	8,949
Stock-based compensation (note 9)	2,668,000	-	3,883,000	-
Travel and promotion	96,986	468	310,128	497
	3,355,739	92,469	5,752,619	126,954

Loss before other items	(5,086,647)	(167,590)	(10,153,359)	(204,184)

Other Items
Gain or settlement of debts	-	57,768	-	72,262
Write down of marketable securities	(23,173)	-	(108,111)	-
Recovery of property evaluation costs (note 4)	-	-	53,882	-
Foreign exchange loss	(3,221)	(10,477)	(3,271)	(12,577)
Interest expense	-	-	-	(4,743)
Interest income	9,191	392	14,257	392

Loss for the period	(5,103,850)	(119,907)	(10,196,602)	(148,850)

Deficit, beginning of period	(11,414,881)	(4,950,901)	(6,322,129)	(4,921,958)

Deficit, end of period	$(16,518,731)	$(5,070,808)	$(16,518,731)	$(5,070,808)

Loss per share, basic and fully diluted	$(0.16)	$(0.01)	$(0.36)	$(0.02)

Weighted average number of shares outstanding,
basic and fully diluted	32,192,256	11,073,296	28,334,545	8,059,194

                                     The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005
Cash Flows From (Used In) Operating Activities
Loss for the period	$(5,103,850)	$(119,907)	$(10,196,602)	$(148,850)

Items not involving cash
Stock-based compensation	2,668,000	-	3,883,000	-
Exploration property write-off	-	-	37,001	-
Write down of marketable securities	23,173	-	108,111	-
Interest accrued on notes payable	-	-	-	4,743
Gain on settlement of debts	-	(57,768)	-	(72,262)
Amortization	5,879	-	11,386	-
Unrealized foreign exchange loss	-	-	-	2,100

Changes in non-cash working capital items:
Decrease (increase) in receivables	23,175	(7,651)	(1,442)	(11,420)
Increase (decrease) in notes receivable	-	-	-	2,500
Decrease (increase) in prepaid expenses	(31,052)	(3,687)	(168,042)	(4,412)
Increase in accounts payable and accrued liabilities	(100,732)	(989)	456,881	(25,979)

Net cash provided by (used in) operating activities	(2,515,407)	(190,002)	(5,869,707)	(253,580)

Cash Flows Used In Financing Activities
Issuance of shares for cash	24,277,942	741,198	28,725,454	741,198
Decrease (increase) in deferred issue costs	-	2,500	-	-
Share issue costs	(1,504,330)	(21,783)	(1,808,548)	(24,424)
Share subscriptions received	-	-	19,000	-
Repayment notes payable	-	(36,431)	-	(36,431)

Net cash used in financing activities	22,773,612	685,484	26,935,906	(680,343)

Cash Flows Used in Investing Activities

Equipment purchases	(35,437)	-	(72,753)	-
Purchase of marketable securities	(774)	-	(319,773)	-
Acquisition of subsidiary	-	-	(103,528)	-
Deferred acquisition costs	-	-	(43,175)	-
Advances to subsidiary before acquisition	-	-	(8,357)	-
Cash acquired on purchase of subsidiaries	-	-	50,844	-
Acquisition of exploration properties	(100,000)	(30,651)	(734,584)	(30,651)

Net cash used in investing activities	(136,211)	(30,651)	(1,231,326)	(30,651)

Change in cash and cash equivalents during period	20,121,994	464,831	19,834,873	396,112

Cash and cash equivalents, beginning of period	3,254,587	86,566	3,541,708	155,285

Cash and cash equivalents, end of period	$23,376,581	$551,397	$23,376,581	$551,397

                                The accompanying notes are an integral part of these financial statements.

BUFFALO GOLD LTD.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Nine Months Ended September 30, 2006

(Unaudited, Prepared by Management)

1.

BASIS OF PRESENTATION

These consolidated financial statements are those of Buffalo Gold Ltd. (“Buffalo”) and its wholly-owned subsidiaries Buffalo PNG Ltd., Gold FX Limited (“Gold FX”) and Gold Finance and Exploration Pty. Limited. Collectively, they are referred to as “the Company”.

Buffalo Gold Ltd. is an Alberta Corporation engaged in the acquisition, exploration, management, and development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  To date, the Company has not earned any revenues and is considered to be in the exploration stage.  The Company's shares are listed on the TSX Venture Exchange and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in TSX Venture Exchange policies. The Company’s shares are also listed on the Over the Counter market (“OTC”) in the United States and the Frankfurt Stock Exchange in Germany.

The accompanying unaudited consolidated financial statements do not include all information and note disclosures required for an annual set of financial statements under Canadian or United States generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at September 30, 2006 and for all comparative periods presented, have been included.  Interim results for the period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes for the fiscal year ended December 31, 2005. The accounting principles applied in these interim consolidated financial statements are consistent with those applied in the annual financial statements, except for the adoption of a new accounting policy as described in note 3.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial information. These financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America (“United States GAAP”) with respect to recognition, measurement and presentation. The Company has adopted the provisions of EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets”, which concludes that mineral rights are tangible assets and accordingly capitalizes for United States GAAP purposes the costs related to the acquisition of mineral rights.

2.

GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian GAAP and the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  However, certain conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. In particular, the Company has a history of operating losses and while it has working capital of $22,906,024 (December 31, 2005 - $3,111,951), it intends to undertake exploration programs that will require further funds. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.

ADOPTION OF ACCOUNTING POLICIES

The Company’s significant accounting policies were disclosed in the December 31, 2005 audited financial statements. Since that date, the Company has adopted two new accounting policies:

Translation of Foreign Currencies

The Company has acquired Australian subsidiaries that maintain their accounts in Australian dollars and formed a Papua New Guinea subsidiary that maintains its accounts in Kina. Accordingly, the Company has adopted a new accounting policy regarding the translation of foreign currencies.

The accounts of the Company’s subsidiaries, which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

Marketable Securities

Marketable securities consist of shares in listed mineral exploration companies and are carried at the lower of cost and market value.

4.

NOTE RECEIVABLE

At December 31, 2005, the Company held a promissory note on account of a recovery of property evaluation and due diligence costs in the amount of $47,500 plus accrued interest. The promissory note was in default and accordingly the Company had provided in full for the doubtful collection of this amount. During the current period, the Company collected both principal and interest totaling $53,882.

5.

EQUIPMENT

	September 30, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment	$ 25,519	$ 3,019	$ 22,500	$ 4,462
Computer software	28,733	7,094	21,639	-
Radio	14,736	1,224	13,512	-
Other equipment	8,834	206	8,178	-
	$ 77,372	$ 11,543	$ 65,829	$ 4,462

6.

ACQUISITION OF GOLD FX LIMITED

On March 31, 2006, the Company completed the acquisition of Gold FX Limited (“Gold FX”), a company incorporated under the laws of Australia. Gold FX has a wholly-owned subsidiary Gold Finance and Exploration Pty. Limited. The purchase consideration was 4,000,000 common shares valued at US$0.60 per common share for total consideration of $2,720,000.  The share price used to determine the purchase price for accounting purposes was based on the closing market price of the Company’s shares prior to signing of the letter of intent. In addition, the Company incurred acquisition costs of $103,526 in connection with the purchase of Gold FX.

The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets and liabilities acquired as follows:

Cash and cash equivalents	$ 50,844
Other current assets	8,788
Exploration properties	2,742,174
Liabilities	(4,168)
Due to Buffalo Gold Ltd.	(8,357)
Net assets acquired	$ 2,789,281

The properties owned by Gold FX are described in note 7.

7.

EXPLORATION PROPERTIES

The changes in the cost of the Company’s exploration properties were:

	Mt. Kare	Gold FX	Red Property	Hannah 1	Total

Balance, December 31, 2005	$ 185,833	$ -	$ 37,001	$ -	$ 222,834
Acquired for shares	-	2,685,755	-	77,145	2,750,038
Cash option payments	850,000	-	-	21,563	621,563
Legal and other purchase-related costs	45,973	103,526	-	2,881	151,576
Written off in the period	-	-	(37,001)	-	(37,001)

Balance, September 30, 2006	$ 895,973	$ 2,789,281	$ -	$ 101,589	$ 3,786,843

7.

EXPLORATION PROPERTIES (Continued)

The Company incurred exploration expenses as follows in the nine months ended September 30, 2006:

	Mt. Kare	Gold FX	Red Property	Hannah 1	Total

Drilling	$ 898,812	$ 29,603	$ -	$ 48,768	$ 977,183
Geological	250,473	8,277	8,316	5,472	272,538
Communications	73,363	-	-	-	73,363
Helicopter	1,201,273	-	-	-	1,201,273
Salaries	106,757	-	-	-	106,757
Fuel	324,378	-	-	-	324,378
Land use permits	-	93,247	-	-	93,247
Accommodation and meals	172,013	-	-	-	172,013
Automotive	165,866	-	-	-	165,866
Legal fees	69,089	-	-	-	69,089
Travel	105,607	-	-	-	105,607
Consulting	574,047	43,205	-	-	617,252
Equipment	-	-	-	-	-
General	212,613	9,561	-	-	222,174

	$ 4,154,291	$ 183,893	$ 8,316	$ 54,240	$ 4,400,740

Gold FX

On March 31, 2006, the Company acquired Gold FX, a private Australian company with 13 gold and uranium exploration assets in Queensland and the Northern Territory of Australia, see note 6. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data. At the date of these financial statements, the Company has not allocated the purchase price to the individual properties.

Murphy Ridge

In March 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge Project located in the northeast part of Northern Territory, Australia. The Company paid an initial A$50,000 ($43,175) non-refundable payment that provides for a due diligence period that expires on October 11, 2006. On completion of the due diligence period the Company can exercise its option and acquire 100% of the project by issuing 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise. Subsequent to September 30, 2006, the Company exercised its option to acquire Murphy Ridge.

7.

EXPLORATION PROPERTIES (Continued)

Red Property

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

Hannah 1

In May 2006, the Company entered into an option agreement to acquire a 100% interest in the Hannah 1 Nickel-Copper-PGE project subject to a 5% net profit royalty. In order to acquire its 100% interest in the Hannah 1 project, the Company must pay A$275,000 and issue 550,000 shares of Buffalo over a period of five years:

	Cash	Common Shares
May 2006 (paid)	A$ 25,000	-
On TSX Venture Exchange approval (issued)	-	50,000
May 2007	50,000	100,000
May 2008	50,000	100,000
May 2009	50,000	100,000
May 2010	50,000	100,000
May 2011	50,000	100,000
Total	A$ 275,000	550,000

The Company had to spend at least A$50,000 on exploration by June 24, 2006, which it did.

In order to fully exercise its option, the Company must, after making above progress payments, make a final payment of A$20,000,000 on or before May 1, 2012. In addition, the property is subject to a 5% net profit interest.

8.

SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number of Shares	Share Capital	Warrant Exercise Proceeds Received	Contributed Surplus

Balance at December 31, 2005	22,417,457	$ 8,746,104	$ -	$ 909,000

Acquisition of Gold FX (note 6)	4,000,000	2,720,000	-	-
Purchase of Hannah 1 (note 7)	50,000	77,145	-	-
Stock option award (note 9)	-	-	-	3,883,000
Private placement, April 2006	3,565,000	4,099,750	-	-
Offering costs	45,000	(321,647)	-	33,000
Private placement, September 2006	11,378,700	20,580,500
Offering costs	50,000	(1,739,507)		1,725,000
Exercise of share purchase warrants	3,684,680	2,565,181	-	(264,550)
Exercise of stock options	593,500	479,969	-	(240,790)
Warrant exercise proceeds received	-	-	19,000	-

Balance at September 30, 2006	45,784,337	37,207,495	$ 19,000	$ 6,044,660

The Company has agreed, subject to certain conditions being met, to issue 17,000,000 common shares relating to its options to purchase the Mt. Kare Property and up to 550,000 common shares to purchase the Hannah 1 property.

The 4,000,000 common shares issued to the vendors of Gold FX are subject to a pooling agreement that provides for release as follows:

Date	Number of Shares
March 31, 2006	400,000
September 30, 2006	1,200,000
March 31, 2007	1,200,000
September 30, 2007	1,200,000
4,000,000

9.

STOCK OPTIONS

In 2003, the Company adopted an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan have a term not to exceed five years.

The change in stock options outstanding is as follows:

	September 30, 2006		September 30, 2005
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price

Balance, January 1	1,737,000	$ 0.43	256,000	$ 0.60

Granted	2,855,000	1.49	-	-
Exercised	(593,500)	0.42	-	-
Expired or forfeited	-	-	(99,000)	(0.60)
Balance, September 30	3,998,500	$ 1.18	157,000	$ 0.60

Stock-based compensation

In the nine months ended September 30, 2006, the Company awarded options to purchase 2,855,000 common shares (2005 – nil) and recorded stock-based compensation expense of $3,884,000 (2005 - $nil).  The weighted average fair value of each option granted for the nine months ended September 30, 2006 was $1.52 (2005 – $nil). The following weighted average assumptions were used for the Black-Scholes option pricing model used to value stock options granted in 2006:

2006
Risk-free interest rate	4.01%
Expected life of options	4.5 years
Annualized volatility	134%
Dividend rate	0%

10.

WARRANTS

At September 30, 2006, the following stock purchase warrants were outstanding:

Number of Financing Warrants	Number of Broker Warrants	Exercise Price	Expiry Date

1,671,809	228,527	US$0.50	December 7, 2007
3,384,440	45,000	US$1.25	April 3, 2008
-	1,137,870	US$2.10	September 25, 2008
5,689,350	25,000	US$2.25	September 25, 2008
10,745,599	1,436,397

The change in share purchase warrants outstanding is as follows:

	Financing Warrants		Broker Warrants
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding		Weighted Average Exercise Price

At January 1, 2006	4,625,929	US$0.50	778,527	-	US$0.50
Issued	9,254,350	1.86	1,207,870	-	2.04
Expired	-	-	-	-	-
Exercised	(3,134,680)	0.54	(550,000)	-	-
At September 30, 2006	10,745,599	US$1.66	1,436,397	-	US$1.82

11.

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with consulting, management and legal firms controlled by directors, and officers:

	Three Months Ended September 30		Nine Months Ended September 30
	2006	2005	2006	2005

Consulting fees	$ 72,000	$ 7,500	$ 135,250	$ 38,500
Legal fees	30,000	36,250	85,000	36,250
Administration fees	11,379	-	16,973	-
Investor relations fees	37,500	-	37,500	-
Rent	10,800	2,175	12,975	8,949
	$ 161,679	$ 45,925	$ 287,698	$ 83,699

During the nine months ended September 30, 2006, the Company made option payments in respect of the Mt. Kare property of (1) $150,000 (2005 - $nil) to Longview Capital Partners Limited, which is controlled by an officer and director of the Company and (2) of $550,000 (2005 - $nil) to Madison Minerals Inc., which has a director in common with the Company. The Company also made expenditures of $4,076,458 (2005 - $ nil) under its option regarding the Mt. Kare property which is owned by Madison Minerals Inc.

11.

RELATED PARTY TRANSACTIONS (Continued)

Included in accounts payable at September 30, 2006 is $nil (December 31, 2005 - $25,000) due to a law firm controlled by a director and $15,660 (December 31, 2005 - $38,427) due to officers, directors and consulting companies in which officers or directors hold an interest.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

12

RECLASSIFICATION

Certain 2005 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2006.

BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED SEPTEMBER 30, 2006

The following discussion and analysis, prepared as of November 29, 2006, should be read together with the unaudited consolidated financial statements for the quarter ended September 30, 2006 and related notes, and the audited financial statements for the year ended December 31, 2005 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management’s discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of Buffalo Gold Ltd. (“Buffalo” or the “Company”). Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding the Buffalo is available on SEDAR at www.sedar.com.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, management and development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are dependent on the prevailing market prices for the minerals produced by such operations. The more significant events in the Company’s recent history are:

In October 2005, the Company was granted, subject to regulatory approval, which was subsequently granted, an option to acquire up to a 90% interest in the Mt. Kare Property, located in Papua New Guinea.

In March 2006, the Company acquired Gold FX Limited (“Gold FX”), a private Australian company that owns gold and uranium exploration properties in Australia.

In March 2006, the Company was also granted an option to acquire a 100% interest in the Murphy Ridge uranium project in Australia.

In May 2006, the Company was granted an option to acquire a 100% interest in the Hannah 1 nickel-copper property in Western Australia.

In May 2006, Brian McEwen joined Buffalo as its president and chief operating officer.

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

In September 2006, the Company assembled a team of industry leaders to act as an advisory board to the Company. New members of the advisory board are Thomas A. Allen, Cary Pinkowski and Hein Poulus.

In September 2006, Dr. Jeremy Richards joined Buffalo’s advisory board.

During and after the quarter ended September 30, 2006, the Company was primarily engaged in developing and implementing drilling programs for the Mt. Kare and Hannah 1 nickel-copper properties, and field exploration programs for its uranium, gold and Ni-Cu-PGE projects in Australia. The Company has incorporated a wholly-owned Papua New Guinea company, Buffalo PNG Ltd., to undertake certain operations related to the Mt. Kare property.

Share Issuances

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital. Each unit consists of one common share and one half common share purchase warrant with each full warrant having an exercise price of US$1.25 for a period of two years from the closing date. The Company paid a 7.5% commission, issued 45,000 brokers’ warrants on the same terms as the financing warrants and paid other administration and corporate finance fees.

In the nine months ended September 30, 2006, warrant holders exercised warrants to purchase 3,684,680 common shares at between US$0.50 and US$1.25 per share. In the nine months ended September 30, 2006, stock option holders exercised stock options to purchase 593,500 common shares. The exercise of warrants and options generated proceeds of approximately $2.5 million.

In September 2006, Buffalo completed a brokered private placement of 11,428,700 units at US$1.75 per unit to generate gross proceeds of US$20,000,225 to complete the exploration program across the company’s licenses in Papua New Guinea, as well as complete the current drill program, the pre-feasibility and feasibility study for the Mt. Kare property. In addition to the Mt. Kare project, Buffalo will expand exploration at its many prospective projects in Australia. Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Buffalo at an exercise price of US$2.25 per share until September 25, 2008. The Company paid a commission of 6.5%, issued 1,137,870 brokers’ warrants entitling the purchase of one additional share of Buffalo at an exercise price of US$2.10 per share until September 25, 2008.

In July 2006, Buffalo granted stock options for the purchase of up to 386,000 common shares at a price of US$0.85 per share. In September 2006, Buffalo granted stock options entitling the purchase of up to 1,140,000 shares at a price of US$2.08 per share until September 25, 2011. In total, the Company granted 2,855,000 stock options in the first nine months of the 2006.

Mt. Kare Property

Acquisition

In October 2005, the Company entered into an agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare Property in Papua New Guinea. Longview holds an option from Madison Minerals Inc. (“Madison”) to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare Property. Longview is beneficially owned by Damien Reynolds, who is also a director and the chairman of the board of Buffalo. Jim Stewart, one of Buffalo’s directors, is also a director and shareholder of Madison.

In order to acquire its interest in the Mt. Kare Property, Buffalo assumed Longview’s obligations under its agreement with Madison as follows:

●

Buffalo will complete a preliminary feasibility study by January 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of a 90% interest in the Mt. Kare Property.

●

Buffalo can acquire a further 2% interest (51% aggregate) by paying, in cash or shares at Buffalo’s election, a further $500,000 on or before February 15, 2007.

●

Buffalo can acquire a further 14% interest (65% aggregate) by completing a bankable final feasibility study by July 4, 2008.

In June 2006, Longview and Madison agreed to grant Buffalo an extension to all of the above outstanding dates for six months. As consideration, Buffalo paid Madison $150,000.

After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both. If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Subject to regulatory approval, Buffalo will issue Longview 17,000,000 common shares of Buffalo at a deemed price of US$0.25 per share upon Buffalo having acquired the initial 49% interest in Madison PNG from Madison. In addition, Buffalo has agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid.

By September 30, 2006, the Company had paid all cash amounts.

This acquisition required the approval of Buffalo’s shareholders, which was subsequently granted at a special general meeting held on March 6, 2006.

Drill Results

The Mt. Kare Property is contiguous to Barrick’s Porgera Mine property, where current reserves and resources, along with past production, total more than 28 million ounces of gold. The various styles of mineralization identified at both Porgera and Mt. Kare are similar in geologic setting and structural controls.

The existing geologic resource at Mt. Kare (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t gold) was estimated by the independent engineering firm of Watts Griffis & McOuat to be:

Resource Classification	Million Tonnes	g Au/t	g Ag/t
Indicated mineral resources	14.68	2.36	33.7
Inferred mineral resources	10.85	1.98	22.7

This resources estimate was completed prior to the implementation of National Instrument 43-101 and should be considered an historic estimate only.

In October 2006, the Company announced it has completed its previously announced infill diamond drill program that targeted the Western Roscoelite zone (“WRZ”). The Company expects to receive the remaining assays from this program by the end of 2006 and all results will be used in the pre-feasibility study that is due for completion in July 2007.

Following the success of the infill program at the WRZ, Buffalo is now moving to drill test additional objectives both in the vicinity of known mineralization and new exploration target areas. This phase of the drill program will occur between now and March 2007.

The 2006/2007 drill program will continue to drill closely spaced holes in areas of known mineralization to increase the level of confidence in the data and test extents of mineralization. The data will be used in a new resource calculation, and will include results from the drilling at the WRZ, Black Zone, Central Zone and C9 Zone of the Mt. Kare property.

Summary of Mt. Kare Drill Hole Intersections from September 21 to October 23, 2006

*Holes are not drilled in numerical or sequential order.

True widths from the drill intersections have not yet been estimated. All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

Planned Work

The mineralization at the Mt. Kare property and Barrick’s adjacent Porgera Mine property is associated with a number of magnetic anomalies related to intrusions controlled by major structures. Numerous features outside of the main Mt. Kare resource area can be recognized in the aeromagnetic data covering the Mt. Kare exploration license and have been identified as high priority exploration targets:

●

North Anomaly - lies completely outside of the known resource, directly north of the North Western Roscoelite Zone where recent drilling returned assay results of 30.0 metres at 19.2 g/t gold in hole MK06-58, and other outstanding results (see prior Buffalo news releases).

●

Red Hill - situated north-east of the North WRZ of the Mt. Kare deposit along the Porgera Transfer Structure, with an outcropping intrusive and associated brecciation, alteration and current artisanal gold workings.

●

Lubu Creek - lies approximately 7 kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold. Previous sampling located mineralised float samples with values up to 500 g/t gold. Currently, Buffalo has completed a stream sediment sampling program at the Lubu Creek area to define anomalies and drill targets. This represents Buffalo’s first surface exploration program outside of the previously identified ore zone areas.

●

Pinuni Creek – sits along the Porgera Transfer Structure, covered by gold bearing colluvium with historic artisanal gold workings and has several associated magnetic anomalies.

Buffalo’s exploration team has further delineated the gold zone in the vicinity of the Mt. Kare base camp. “Luke’s Zone” has been tested by trenching and returned very encouraging results. Buffalo plans to drill test this area as part of the exploration drill program.

In addition to the many magnetic and surface anomalies on the Mt. Kare property, Buffalo is planning to drill test its new 100%-owned license area (EL 1427) which is adjacent to the Mt. Kare property.

The Company has added two exploration drill rigs to its Mt. Kare drilling program to expedite the completion of an additional 12,000 metres of diamond drilling. To date, Buffalo has completed 59 diamond drill holes for a total of approximately 8,100 metres at Mt. Kare.

In August 2006, Buffalo announced that it would be adding a third diamond drilling rig to the Mt. Kare property in Papua New Guinea (PNG). Buffalo has engaged National Drilling of Papua New Guinea, which has provided the third drill rig that is currently on site and operating. In addition, Buffalo is in the process of expanding its exploration camp at the Mt. Kare project to be able to accommodate additional drill crews. The expansion is expected to be completed by the New Year, and as such Buffalo has contracted a fourth rig from UPD Drilling of PNG to be available in January to assist with the exploration program.

Red Property

In June 2006, the Company terminated its option to acquire an interest in the Red Property in north-western British Columbia in order to focus on its Australasian exploration portfolio.

Murphy Ridge

Buffalo has been granted an option by a private Australian company, Global Discovery Pty. Limited (“Global”), to acquire a 100% interest in the Murphy Ridge Project located in the north-east part of the Northern Territory of Australia. The Murphy Ridge Project is within the same tectonic area and along the strike from Laramide Resources’ Westmoreland Project in Queensland. Westmoreland is reported, by Laramide, to have a large existing inferred resource of 17.4M tons at 1.2 kg/ton U3O8 (>44 million pounds) which ranks it as one of the top ten largest uranium deposits in Australia. This resource calculation was based on work completed prior to the implementation of National Instrument 43-101; however, it is not currently 43-101 compliant.

The Murphy Ridge Project comprises two strategically placed exploration permits covering approximately 2,300 square kilometres. The target is unconformity style uranium with a setting analogous to the world-class Ranger and Jabiluka Mines, also in the Northern Territory. Canadian examples of this type of deposit include Cigar Lake and McArthur River.

Buffalo commenced flying an airborne EM survey in September 2006, to define the prospective host package under thin younger cover sediments. This will be followed by drill testing of resultant targets later in the year.

Australia ranks first in the world in known recoverable resources of uranium with 28% of the total. By contrast, Canada ranks third with 14%, but has a leading position in world mine output with 30% of global supply.

Buffalo signed a binding letter of intent on the Murphy Ridge Project and paid Global the initial A$50,000 non-refundable payment that provided for a due diligence period that expired on October 11, 2006. On completion of the due diligence period, Buffalo exercised its option and acquire 100% of the project by issuing Global 200,000 shares and agreeing to make a further payment of A$50,000 on the anniversary date of the option exercise.

Global is a private company with exploration interests in the Northern Territory, Australia. Dr. Andy Wilde and Mr. Mike Raetz are the principals of Global and will work with Buffalo to acquire further uranium project opportunities.

Hannah 1

Buffalo has recommenced drilling in the first week of September 2006 at its optioned Hannah 1 nickel-copper project in Western Australia, with a rotary mud/diamond drilling program. This follows drilling by Buffalo last month which prepared an open hole pre-collar for the current drilling program.

An initial drill program of some 500 metres is set on the main target, which forms part of a 6 kilometre long magnetic anomaly that has a coincident gravity anomaly.

The Hannah 1 Project is located along major structure, approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks similar to the large Jinchuan Copper-Nickel deposit.

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth has been estimated to be at 450 metres. Buffalo Gold holds one granted and three exploration licence applications along the Fraser Mobile Belt, covering the Hannah 1 target and five other significant targets in surrounding areas.

Gold FX

Gold FX is a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia. These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data. The Gold FX acquisition allows Buffalo to increase exposure to the uranium market with 13 new uranium and gold prospective tenements held by Gold FX.  The most active of the Gold FX properties have been Eromanga and Corridors, which are described below along with the more significant Gold FX properties.

Corridors

On the 100% owned Corridors Project, Buffalo is targeting high-grade epithermal gold deposits similar to Newmont's Pajingo-Vera Nancy Mine, Queensland’s major gold producer.

Buffalo has secured an agreement with BHP Billiton for exclusive use of a recently flown FALCONTM survey. This airborne gravity gradiometer data has been valuable in highlighting quality targets.

Soil sampling has been completed by Buffalo on several of the FALCONTM targets within the Dalton Tank tenements and over a magnetic anomaly within the Langton tenement that form a part of the Corridors Gold Project. Sampling at Dalton Tank defined anomalous gold and silver over 600 metres in one anomaly and anomalous antimony with associated gold over 800 metres in a second anomaly. At Langton, 3 discrete areas of anomalous gold have been defined, specifically one with a strike length of 2.5 kilometres and two that have been associated with base metals which are commonly found in breccia-hosted, large tonnage gold deposits, such as Mt Leyshon. Follow-up, detailed soil sampling has commenced in these areas and results should be available next month.

Eromanga

Eight exploration permits were granted in September over 100 kilometres of stratigraphy prospective for sedimentary-hosted uranium deposits in Central Queensland. Radiometrics data show numerous discrete, high-amplitude U channel anomalies along this trend. Individual anomalies have strike lengths of several kilometres.

Sampling of available core from a stratigraphic hole drilled previously by a government department, returned peak values of anomalous uranium up to 20ppm. Strong Molybdenum (116ppm) and Vanadium (763ppm) are associated with the uranium.

Buffalo plans to carry out first pass surface sampling of the radiometric anomalies in the coming months.

Juntala

The 100% owned Juntala Project is an exploration licence application covering approximately 800 km2 and is located in the Georgetown-Townsville uranium field. Mega Uranium’s Maureen and Ben Lomond uranium deposits also occur in this field. The Maureen deposit has a 1979 non-National Instrument (“NI”) 43-101 compliant resource estimate from Getty Mining Pty Ltd. of 2.38 million tonnes@0.12% U3O8 with a cut-off of 0.035% U3O8. Ben Lomond has a NI 43-101 indicated resource of 1.32 million tonnes @ 0.27% U3O8 and inferred resource of 602,585 tonnes @ 0.21% U3O8. (ref: www.megauranium.com)

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala Project area. Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks. This package has over 50 kilometres of strike length of favourable sedimentary rocks.

Buffalo’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Lake Amadeus & Lake Neal

The 100% owned Lake Amadeus & Lake Neal Projects in the Northern Territory have potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus & Lake Neal Projects are comprised of three exploration licence applications covering over 2,000 km2 with high amplitude surface uranium anomalies striking for in excess of sixty kilometres. Buffalo has interpreted the uranium channel within the detailed radiometrics data available and identified more than twenty anomalies.

Applications for consents to explore the exploration licences have been lodged with the relevant Land Council.

Maureen North

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4000 km2 with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

The primary target is a uranium deposit similar to the Maureen and Ben Lomond Deposits, held by Mega Uranium. In addition to their uranium potential, Buffalo’s permit applications have potential to host large intrusion-related gold deposits such as the Kidston gold deposit, which is also located in the province.

A comprehensive integration and review of the available airborne magnetics/radiometrics and gravity data over the whole property and immediate surrounds continued this month with the aim of confirming targets for drill testing. This review has identified several areas, which occur in geological and structural settings similar to that of the Maureen deposit and Kidston Gold Deposit.

These areas of interest will be priority targets for exploration work when the tenements are granted.

Oakland Park and Golden Gate

Interpretation of geophysical data has resulted in the recognition of the potential extension of the Croydon Goldfield in Queensland, to the northwest of Buffalo’s Golden Gate Project. A new 100% Buffalo title, named Oakland Park, has been lodged over the area which has received limited prior exploration due to a likely thin cover of sediments. Major structure is evident in the magnetics data, which strikes from Oakland Park into the contiguous Golden Gate Project. Historically, the Croydon Goldfield produced around 1 million ounces of gold.

SELECTED QUARTERLY INFORMATION

Quarter Ended	Revenue	Loss for the Quarter	Loss per Share Basic and Fully Diluted

December 31, 2004	-	(45,735)	(0.01)
March 31, 2005	-	(18,741)	(0.00)
June 30, 2005	-	(10,202)	(0.00)
September 30, 2005	-	(119,907)	(0.01)
December 31, 2005	-	(1,251,321)	(0.08)
March 31, 2006	-	(2,173,109)	(0.10)
June 30, 2006	-	(2,919,643)	(0.10)
September 30, 2006	-	(5,103,850)	(0.16)

The Company’s loss increased in the fourth quarter of 2004, primarily as a result of the accrual of year-end professional fees. The quarterly loss decreased in the first quarter of 2005 without the year-end accruals. In the second quarter of 2005, the Company’s loss again decreased, for while expenses increased due to due diligence costs associated with the purchase of the Red Property and annual filing fees, they were offset by a gain recorded on settlement of debts. In the third quarter of 2005, expenses increased significantly as the Company became active on the Red Property and undertook investigation on the Mt. Kare Property. In the fourth quarter of 2005, expenses again increased significantly as the Company began operating at Mt. Kare and incurred significant stock-based compensation expense. In the first nine months of 2006, exploration expenditures on Mt. Kare and related administrative support and stock option awards resulted in a further increase in the Company’s loss. The Company has recently raised funds, which has allowed it to increase its exploration activities.

We expect that expenses will further increase in future quarters. The Company is currently developing its 2007 budget for these properties.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

Exploration Expenses

In the quarter ended September 30, 2006, the Company spent $1,731,000 on exploration activities. Of this amount, $1,631,000 was incurred developing the Mt. Kare property. In addition to the ongoing camp expenses at Mt. Kare, the Company planned and undertook an extensive drilling program, the results of which are summarized above. The exploration activities on other properties were much more limited, with the most effort being expended on the Eromanga property, where the Company spent A$128,000.

Exploration expenses for the nine months ended September 30, 2006 were $4,401,000 with most of this being spent on the Mt. Kare property. There were no exploration expenses in the comparative periods in 2005.

The Company expects that exploration expenditures will increase in the fourth quarter as additional drilling rigs are placed into action at Mt. Kare.

Administrative Expenses

In the quarter ended September 30, 2006, the Company incurred administrative expenses of $3,356,000 compared to $168,000 in the three months ended September 30, 2005. In the quarter ended September 30, 2005, the Company’s activity was limited to fulfilling its public company obligations and investigating properties with three part-time personnel. By September 30, 2006, the Company had 10 personnel of whom five were engaged full-time on the Company’s activities. Of the $3,356,000 in administrative expenses, $2,668,000 was stock-based compensation.

The most significant increases in operating expenses were personnel related: consulting fees increased from $21,000 in the third quarter of 2005 to $184,000 in the third quarter of 2006. Investor relations increased from $nil to $290,000 as the Company communicated corporate developments to the investment community. The Company incurred $2,668,000 in stock-based compensation expense associated with the award of stock options to directors, employees and contractors. The Company did not incur any stock-based compensation expense in the comparative period. Administrative expenses for the nine months ended September 30, 2006 increased to $5,753,000 from $204,000 in the prior year. The increase in expenses for the nine-month period was a function of the increased activity, as discussed above for the quarter.

The Company expects that administrative expenses, excluding stock-based compensation will be a little higher in the fourth quarter of 2006 due to year-end accruals.

Other Items

During the current period, the Company did not have any interest-bearing debt. During the first quarter of 2006, the Company earned $5,000 from funds held in term deposits but did not earn any interest in the second quarter. In the third quarter the Company earned $9,000 of interest income.

During the second quarter, the Company acquired shares of Solomon Gold PLC. The shares of Solomon Gold are publicly traded on the London Stock Exchange. Between the date of purchase and September 30, 2006, the value of the Company’s investment decreased by $108,000, of which $23,000 has been recognized as an expense in the current period.

In 2003, the Company undertook exploration activities in China which were not successful. Subsequently the Company obtained promissory notes in respect to reimbursement of due diligence costs. In 2005, the Company fully provided for doubtful collection of the final promissory note as it was past due. In the second quarter, the Company recovered $54,000 on account of the promissory note (principal balance of $47,500) and accrued interest.

Net Loss

The net loss for the quarter ended September 30, 2006 was $5,104,000 or $0.16 per share as compared with a net loss for the quarter ended September 30, 2005 of $100,000 or $0.01 per share. The net loss for the nine months ended September 30, 2006 was $10,197,000 or $0.36 per share.

Change in Financial Position

At September 30, 2006, the Company had total assets of $27,694,000 as compared to $3,801,000 at December 31, 2005. The change in total assets is due primarily to (1) net proceeds from private placements and the exercise of warrants and options of approximately $27 million; and (2) issuance of common shares for the purchase of Gold FX, offset by cash expenditures on operating and investing activities.

On a net basis, operating activities in the quarter ended September 30, 2006 consumed cash of $2,515,000 compared to $51,000 for the comparative period in 2005. Of the $5,104,000 loss for the period, $2,668,000 related to stock-based compensation, $23,000 to the write down of marketable securities and $6,000 to the amortization of Company’s property, plant and equipment, none of which consumed cash. Furthermore, the Company’s accounts payable decreased by $101,000 in the three-month period, largely due to payments made on accruals associated with drilling costs on the Mt. Kare property. The Company’s operations consumed cash of $5,870,000 in the nine months ended September 30, 2006.

In the three months ended September 30, 2006, the Company used $1,504,000 of cash in financing activities, being commissions and legal fees for the September 2006 private placement. In the comparative period, the Company used $nil of cash in financing activities. The Company also received $19,000 on account of stock option exercises, but the related shares were not issued until October 2006.

Buffalo used $136,000 in investing activities in the three months ended September 30, 2006, but nothing in the comparable period in 2005. Most of the cash used in investing activities related to the purchase of equipment ($35,000) and for acquisition of exploration properties ($100,000), largely associated with option payments for Mt. Kare. Full particulars are provided in the notes to the financial statements.  The Company used $1,231,000 in investing activities for the nine months ended September 30, 2006. Most of this related to the purchase of marketable securities and the purchase of exploration properties.

In aggregate, the Company’s cash position increased by $20,122,000 in the third quarter of 2006 and the Company had a cash balance of $23,377,000 at September 30, 2006, as compared to cash used of $53,000 in the third quarter of 2005 and a cash balance of $87,000 at September 30, 2005.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended September 30, 2006, the Company incurred expenses with parties not at arm’s length with the Company consisting of $45,000 to Damien Reynolds, a director and officer; $22,500 to Brian McEwen Consulting Inc., owned by Brian McEwen the Company’s president and COO; $16,000 to Lakehead Geological Services Inc., owned by a Douglas Turnbull, a director of the Company; $31,400 to James G. Stewart Law Corporation, owned by James G. Stewart, a director; and $7,500 to MCSI Consulting Services Inc., in which Simon Anderson, an officer of the Company holds a 50% interest; $39,000 to Greg Moseley, the Company’s VP exploration; $22,000 to Steve Flechner, the Company’s general counsel. The Company also accrued or paid $6,768 in administrative services to Tournigan Gold Corporation and was charged $4,611 in administrative services, $37,500 in investor relations and $10,800 in rent by Longview Strategies Incorporated; Damien Reynolds is a director and officer of both those companies.

In July 2006, the Company retained Longview Strategies Incorporated to provide investor relations services for $12,500 per month plus options to purchase 200,000 shares at an exercise price of $0.82 for a period of five years.  Longview Strategies Incorporated is controlled by Damien Reynolds.

Buffalo currently provides monthly compensation to directors and officers as follows: $15,000 to Damien Reynolds, $4,000 to Lakehead Geological Services Inc. for Doug Turnbull’s services, $7,500 to Brian McEwen Consulting Inc. for Brian McEwen’s services, $10,000 to James G. Stewart Law Corporation for Jim Stewart’s services, $13,000 to Greg Moseley, $6,000 to Stephen Flechner, A$10,900 (approximately $9,069) for Mark Dugmore’s services and $2,500 to MCSI Consulting Services Inc. for Simon Anderson’s services and related administration. Buffalo does not have any contractual commitments associated with such management services.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

In April 2006, the Company completed a brokered private placement of 3,565,000 units at a price of US$1.00 per unit to generate gross proceeds of US$3,565,000 to fund exploration work and for working capital.

In September 2006, Buffalo completed a brokered private placement of 11,378,700 units at US$1.75 per unit to generate gross proceeds of US$19,912,725 to complete the exploration program across the company’s licenses in Papua New Guinea, as well as complete the current drill program, the pre-feasibility and feasibility study for the

Mt. Kare Property.

In June 2006, the Company collected $54,000 that was due in respect of a note receivable.

In the quarter ended September 30, 2006, warrant holders exercised warrants to purchase 3,684,680 common shares at between US$0.50 and US$1.25 to generate proceeds of approximately $2.2 million.

At September 30, 2006, the Company’s working capital position was $22,906,000, up from $3,112,000 at December 31, 2005 due primarily to private placement in September 2006.

After September 30, 2006, warrant holders exercised warrants to purchase 104,000 common shares at between US$0.50 and US$1.25 per share and option holders exercised options to purchase 159,000 common shares at between US$0.375 and US$1.25 per share.

The Company has sufficient resources to fund its operations for the next 12 months.

Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and its planned exploration on its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICY

The Company’s significant accounting policies were disclosed in the December 31, 2005 audited financial statements. Since that date the Company has (1) acquired Gold FX and its wholly-owned subsidiary which maintain their accounts in Australian dollars; and (2) formed a PNG subsidiary, Buffalo PNG Ltd., which maintains its accounts in the Papua New Guinea kina. Accordingly, the Company has adopted a new accounting policy regarding the translation of foreign currencies.

The accounts of the Company’s subsidiaries, which are considered to be integrated foreign operations, are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at average rates for the year and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rates prevailing at transaction dates.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, receivables, notes receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - Many of the Company’s expenses are denominated in Papua New Guinea Kina and Australian dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea and Australian operating budgets. The Company raises equity funds in prices denominated in United States dollars but the resulting exchange risk affects the Company’s investors rather than its operations.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk on its cash holdings. After June 30, 2006, the Company began investing funds in high-grade commercial bonds and believes that the resulting credit risk is not material. The Company may be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 46,047,256 common shares. The Company has 3,839,571 stock options with exercise prices ranging from US$0.35 to US$2.08 and 12,078,006 share purchase warrants outstanding with exercise prices ranging from US$0.50 to US$2.25. Buffalo has also committed to issue up to 17,000,000 common shares to Longview in connection with the purchase of the Mt. Kare Property, as described above. Accordingly, the maximum number of common shares that are issuable is 78,964,833.

Form 52-109F2 Certification of Interim Filings

I, Damien Reynolds, the Chief Executive Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:   November 29, 2006

“Damien Reynolds”

Damien Reynolds

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Simon Anderson, the Chief Financial Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2006

“Simon Anderson”

Simon Anderson

Chief Financial Officer